                                                                  EXHIBIT (A)(8)


                    LAUNCH OF TENDER OFFER BY RHONE-POULENC
                      FOR SHARES OF RHONE-POULENC RORER:
                      AGREEMENT REACHED ON $97 PER SHARE


     (Paris, August 20, 1997) -- Rhone-Poulenc (NYSE: RP) announced today its decision to increase its ownership of Rhone-Poulenc Rorer Inc. (NYSE: RPR) to 100% by launching a cash tender offer for RPR common stock that it does not already own at a price of $97 per share. The transaction amounts to approximately FF 27 billion.

     Rhone-Poulenc Rorer's board of directors, having received a unanimous recommendation from the Special Committee composed of its independent board members, has given its approval, to the offer proposed by Rhone-Poulenc. A definitive agreement was signed between the two companies yesterday evening. It stipulates that shares not acquired in the offer will be acquired in a second step merger at the same price.

     The offer will commence within the next five business days, the maximum amount of time permitted under Securities and Exchange Commission (SEC) regulations. The terms and conditions of the tender offer will at that time be made public in the United States by a filing with the SEC, in France by the publication of a notice issued by the Societe des Bourses Francaises (SBF) and in both countries through an announcement in the press.

    The offer is conditional on enough shares being tendered such that Rhone-Poulenc would own, following the closing of the tender offer, at least 90 percent of Rhone-Poulenc Rorer's outstanding shares. Rhone-Poulenc currently owns 68.1 percent of Rhone-Poulenc Rorer's Shares.

     Recalling that this decision is in keeping with the two major initiatives announced on June 26, 1997, (increasing its ownership of Rhone-Poulenc Rorer to 100 percent and combining the chemicals/fibers businesses within one company which would be listed in 1998) Jean-Rene Fourtou, Chairman and Chief Executive Officer of Rhone-Poulenc said: "This is an important step in our plan to reinforce our position in life sciences. We are offering an attractive price to Rhone-Poulenc Rorer's minority shareholders, and we look forward to completing the transaction quickly."

Rhone-Poulenc Rorer is a global pharmaceuticals company dedicated to improving human health. The Company has sales of $5.4 billion and invested $882 million in research and development in 1996.

Rhone-Poulenc is one of the world's leading life sciences and specialty chemicals companies. Through its innovative products, Rhone-Poulenc contributes to the improvement of human, animal and plant health and to the quality and safety of products used in industry and daily life. In 1996, the Group recorded sales of FF 86 billion ($16 billion).